Exhibit 17.1

October 11, 2006

Shareholders and Board of Directors
Sports Source, Inc.
421 7th Avenue, 14th Floor
New York, NY 10001

Re:	Sports Source, Inc.

Dear Sir/Madam:

This letter hereby serves as my notification to the shareholders and directors of Sports Source, Inc. of my resignation, effective upon the 10th day following the mailing of the Company’s Information Statement, from my position as President, Chief Executive Officer, Secretary, and as a member of the Board of Directors of Sports Source, Inc. This resignation is not due to a disagreement with Sports Source, Inc. on any matter relating to the Company's operations, policies or practices.

Very truly yours,

/s/ James Tubbs

James Tubbs